EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Logility, Inc.:

We consent to the incorporation by reference in the registration statements (Number 333-145797 on Form S-8) of Logility, Inc. and subsidiary (the “Company”) of our report dated July 14, 2008 with respect to the consolidated balance sheets of Logility, Inc. and subsidiary as of April 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2008, and the related financial statement schedule, which report appears in the April 30, 2008 annual report on Form 10-K of Logility, Inc. Our report refers to a change in accounting for stock-based compensation in 2007.

/s/    KPMG LLP

Atlanta, Georgia

July 14, 2008